Ceres Managed Futures LLC

February 21, 2012

VIA UPS and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attn: Mr. Michael McTiernan

Re:	LV Futures Fund L.P. (f/k/a Managed Futures Profile LV L.P.)

Form 10-K for the year ended December 31, 2010

Filed on March 31, 2011

File No. 000-53114

Ladies and Gentlemen:

Ceres Managed Futures LLC, the general partner (the “General Partner”) of LV Futures Fund L.P. (the “Registrant”), hereby files, via EDGAR, its response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comments provided via telephone on February 9, 2012, relating to the Registrant’s Form 10-K filed on March 31, 2011 (File No. 000-53114). We have prepared our response with the assistance of our legal counsel. A copy of this letter is being sent to the Commission via overnight mail.

Part I, page 1

Item 1A. Risk Factors, page 6

The Unregulated Nature of the Over-the-Counter Markers…page 16

Comment #1

In future Exchange Act periodic reports, please expand this risk factor to disclose the range of intra-period exposure of the company to contracts that are not cleared by a registered clearing firm, to the extent necessary to provide an accurate understanding of any material disclosure.

Response #1

In the Registrant’s future annual reports on Form 10-K filed pursuant to the Exchange Act, the Registrant hereby undertakes to either i) provide the range of intra-period exposure of the Registrant to contracts that are not cleared by a registered clearing

Securities and Exchange Commission

February 21, 2012

firm, or ii) a statement explaining that the relative exposure of the Registrant to contracts that are not cleared by a registered clearing firm did not materially vary during the period.

Item 3. Legal Proceedings, page 23

Comment #2

Please provide the disclosure required by Item 103 of Regulation S-K pursuant to Instruction 4 with respect to Morgan Stanley.

Response #2

In the Registrant’s future annual reports on Form 10-K filed pursuant to the Exchange Act, the Registrant will provide the disclosure required by Item 103 of Regulation S-K with respect to Morgan Stanley.

Securities and Exchange Commission

February 21, 2012

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (212) 296-6806, or Timothy P. Selby of Alston & Bird LLP, our outside counsel, at (212) 210-9494.

Sincerely,

/s/ Walter Davis

Walter Davis
President, Ceres Managed Futures LLC

cc:	Todd M. Hand, Executive Director, Legal and Compliance, Morgan Stanley Smith Barney Timothy P. Selby, Alston & Bird LLP